August 3, 2011

Via Edgar

Justin Dobbie
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, D.C. 20549

Re:	Yongye International, Inc.
Registration Statement on Form S-3
Filed July 8, 2011
File No. 333-175407

Dear Mr. Dobbie:

Yongye International, Inc., a Nevada corporation (the “Company”), is in receipt of the letter issued on July 29, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-3 filed July 8, 2011 (the “S-3”), addressed to Mr. Zishen Wu.

We hereby provide responses to the comments in the Staff’s Letter. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Contemporaneous with this submission we are filing a complete copy of Amendment No. 1 to the S-3 (the “Amended S-3”) reflecting the responses of the Company below

General

1.	Please note that all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010 must be resolved prior to the date of effectiveness of this registration statement.

COMPANY RESPONSE: The Company is working with the Staff to address all outstanding comments on its Form 10-K for the fiscal year ended December 31, 2010 and acknowledges that all such comments must be addressed prior to the date of effectiveness of the Amended S-3.

Lyn Shenk
August 3, 2011

Selling Stockholders, page 27

2.
We note your disclosure that MSPEA is an affiliate of broker-dealers. Please expand your disclosure to state, if true, that MSPEA purchased the shares in the ordinary course of business, and that at the time MSPEA purchased the securities it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Alternatively, revise to disclose that MSPEA is an underwriter.

COMPANY RESPONSE: We have revised the disclosure on page 2 of the Amended S-3 to state that MSPEA purchased the shares in the ordinary course of business, and that at the time MSPEA purchased the securities it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Exhibit 5.1

3.
We note your language in the first paragraph of page 3 of the opinion that you disclaim any undertaking to advise of any changes in facts or applicable law that may come to your attention “subsequent to the date hereof.” As the opinion must speak to the date of effectiveness, please delete this statement, revise the statement to refer to the date of effectiveness or confirm that you will file an updated opinion at effectiveness.

COMPANY RESPONSE: We have revised Exhibit 5.1 accordingly in response to the Staff’s comment. An updated legal opinion is included with the Amended S-3.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lyn Shenk
August 3, 2011

Should any member of the Staff have any questions or comments concerning our responses above, or desire any further information or clarification in respect of the 10-K, please do not hesitate to contact Mitchell S. Nussbaum, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, Norwood Beveridge, Esq., of Loeb & Loeb LLP at (212) 407-4970, or Daniel Reichman, Esq., of Loeb & Loeb LLP at (212) 407-4179.

Sincerely,

/s/ Zishen Wu
Zishen Wu
Chairman, President and Chief Executive Officer